Room 4561

April 30, 2008

Leslye G. Katz
Senior Vice President and Chief Financial Officer
IMS Health Incorporated
901 Main Avenue
Norwalk, Connecticut 06851

      Re: IMS Health Incorporated
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed February 25, 2008
               Form DEF 14A
               Filed March 17, 2008
               File No. 001-14049

Dear Mrs. Katz:

      We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Operating Revenue, page 24

1.   Item 303(a)(3)(iii) of Regulation S-K requires that material changes in revenues be accompanied by a narrative discussion of the extent to which such increases are attributable to changes in prices or to increases in volume. Currently, your

discussion of operating revenue growth in MD&A is summary and merely attributes overall revenue growth to revenue growth in particular regions or the consulting and services line of business, without any further explanation, other than to state that approximately one third of the revenue growth in consulting and services in the prior two fiscal years was attributable to acquisitions. In your response, please provide us with proposed disclosure that, in accordance with Item 303(a)(3)(iii) of Regulation S K, provides a narrative discussion of the extent to which your 12% revenue growth in each of the prior two fiscal years is attributable to changes in prices or increases in volume.

Quarterly Financial Data (Unaudited), page 110

2.   We note your selected quarterly financial data includes operating costs exclusive of external-use software amortization. Question 17 of the FASB Staff Implementation Guide to SFAS 86 indicates that the amortization of external-use software amortization should be classified as cost of sales, or in your case, operating costs. Therefore, please revise your presentation in future filings to include external-use software amortization in operating costs.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 112

3.   We note the statement in your Form 10-K that "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…." In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the period covered by the report. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Definitive Schedule 14A

Compensation of Executive Officers

Potential Payments Upon Termination or Change of Control, page 56

4.   In comment 5 of our letter dated August 21, 2007 regarding your Definitive 14A filed March 29, 2007, we asked you to revise the disclosure in your Compensation Discussion and Analysis to give appropriate consideration to why Mr. Carlucci's potential payouts upon termination or change-in-control are significantly higher

than the other named executive officers. In your response to that prior comment, you indicated that you would provide a fuller explanation of this matter in your 2008 proxy statement. Please direct us to this disclosure in your 2008 proxy statement. If that disclosure does not appear, please provide us with proposed disclosure to be included in your 2009 proxy statement.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Chris Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions

Leslye G. Katz
IMS Health Incorporated
April 30, 2008
Page 4

regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Staff Attorney, at (202) 551-3535 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief